UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY AND ANY SECURITY ISSUED ON EXERCISE HEREOF MUST NOT TRADE THE SECURITY BEFORE JULY 30, 2019.

METALLA ROYALTY & STREAMING LTD.

as Borrower

and

BEEDIE INVESTMENTS LIMITED

as Lender

CONVERTIBLE LOAN AGREEMENT

March 29, 2019

CONVERTIBLE LOAN AGREEMENT

Convertible Loan Agreement dated March 29, 2019 between **Metalla Royalty & Streaming Ltd.** (the "**Borrower**") and **Beedie Investments Limited** (the "**Lender**").

ARTICLE 1
INTERPRETATION

Section 1.1 Defined Terms.

As used in this Agreement, the following terms have the following meanings:

"**Acquisition**" means an acquisition by the Borrower or any of its Subsidiaries of a Participation.

"**Advances**" means the Initial Advance and any Subsequent Advance, and **Advance** means any of them.

"**Affiliate**" has the meaning specified in the *Business Corporations Act* (British Columbia) on the date of this Agreement.

"**Agreement**" means this convertible loan agreement and all schedules and instruments in amendment or confirmation of it; and the expressions "**Article**" and "**Section**" followed by a number mean and refer to the specified Article or Section of this Agreement.

"**Business Day**" means any day of the year, other than a Saturday, Sunday or any day on which Canadian banks are closed for business in Vancouver, British Columbia.

"**Canadian Guarantors**" means MTA BC 1 and MTA BC 2.

"**Capital Lease Obligations**" means, with respect to any Person, obligations of such Person to pay rent or other amounts under a lease of (or other agreement conveying the right to use) real and/or personal property or any other similar arrangement, which obligations are required to be classified and accounted for as a liability on the consolidated balance sheet of such Person under IFRS.

"**Cash and Short-Term Available Funds**" means, as of the date of any determination thereof, the aggregate of (i) cash, (ii) liquid tradeable securities, and (iii) marketable direct obligations issued or unconditionally guaranteed by the Government of Canada, the United States of America, a government of a Province of Canada or of a State of the United States of America or, in each

case, any agency thereof, maturing no more than one hundred and twenty (120) days after the date of acquisition thereof.

"Closing" means that (i) this Agreement has been executed and delivered by the Lender and the Borrower and (ii) the Lender has confirmed that each of the conditions precedent set out in Section 3.1 has been satisfied or waived.

"Closing Date" means such date as the Lender has confirmed in writing to the Borrower that the conditions precedent to Closing have been satisfied or waived.

"Commitment Fee" means CAD 210,000 earned by the Lender as at the date hereof and of which CAD 160,000 remains to be paid to the Lender upon the Closing Date.

"Common Shares" has the meaning specified in Section 2.7(1).

"Control" means the consummation of any transaction the result of which is (i) the acquisition by a Person or group of Persons acting jointly or in concert of control or direction over 50% or more of the outstanding Voting Shares; (ii) the consolidation, statutory arrangement (involving a business combination) or merger of the Borrower with or into another entity as a result of which the holders of the Voting Shares immediately prior to such transaction, directly or indirectly, hold Voting Shares representing less than 50% of the voting control or direction over the entity carrying on the business of the Borrower following such transaction; or (iii) the sale, assignment, transfer or other disposition of all or substantially all of the properties or assets of the Borrower and its Subsidiaries, taken as a whole, to another entity in which the holders of the Voting Shares immediately prior to such transaction, directly or indirectly, hold less than 50% of voting control or direction over the other entity following such transaction;

"Conversion Amount" has the meaning specified in Section 2.7(1).

"Conversion Date" has the meaning specified in Section 2.7(1).

"Conversion Price" has the meaning specified in Section 2.7(1).

"Default" means an event which, with the giving of notice or passage of time, or both, would constitute an Event of Default.

"Distribution" has the meaning specified in Section 5.2(f).

"Draw Request" has the meaning specified in Section 2.2.

"**Event of Default**" has the meaning specified in Section 6.1.

"**Equity**" means, at any particular time, the amount which would, in accordance with IFRS, be classified on the consolidated balance sheet of the Borrower at such time as shareholders' equity of the Borrower.

"**Exchange**" means the TSX Venture Exchange.

"**Final Repayment Date**" means the date which is 48 months after the Closing Date or, if such date is not a Business Day, the Final Repayment Date shall be the immediately preceding Business Day.

"**Funding Date**" has the meaning specified in Section 2.2.

"**Governmental Entity**" means (i) any governmental or public department, central bank, court, minister, governor-in-council, cabinet, commission, tribunal, board, bureau, agency, commissioner or instrumentality, whether international, multinational, national, federal, provincial, state, municipal, local, or other; (ii) any subdivision or authority of any of the above; (iii) any stock exchange; and (iv) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above.

"**Gross Margin**" means Revenue less "Cost of sales", as set out as line items in the Borrower's financial statements prepared in accordance with IFRS. For greater certainty, "Depletion" shall not be deducted from Revenue when calculating Gross Margin.

"**Guarantees**" means unlimited guarantees of the Loan Obligations granted by each of the Guarantors in favour of the Lender.

"**Guarantors**" means MTA BC 1, MTA Argentina, MTA Mexico, MTA Cayman Islands, MTA Australia and MTA BC 2 and any future guarantor of the Loan Obligations.

"**IFRS**" means International Financial Reporting Standards.

"**Indemnified Person**" has the meaning specified in Section 7.12(2).

"**Initial Advance**" has the meaning specified in Section 2.1(1).

"**Intercreditor Agreement**" means an intercreditor agreement between the Lender and the holders of any Permitted Senior Debt on terms reasonably requested by such holders and satisfactory to the Lender, acting reasonably, among other things, but without limitation, providing such holders with first-

ranking security over the assets and properties of the Borrower, but permitting the Lender (i) to exercise its conversion rights under Section 2.7 at any time, (ii) initiate enforcement proceedings after the expiry of a finite standstill period if such holders are not themselves conducting enforcement proceedings, and (iii) receive scheduled interest payments if payments thereof would not cause a default or inchoate default under the Permitted Senior Debt or, if the Permitted Senior Debt itself is already in default, the finite standstill period has expired without the holders themselves conducting enforcement proceedings.

"Interest Payment Date" means the last Business Day of each month.

"Lien" means any mortgage, charge, pledge, hypothecation, security interest, assignment, encumbrance, lien (statutory or otherwise), title retention agreement or arrangement, restrictive covenant or other encumbrance of any nature or any other arrangement or condition that in substance secures payment or performance of an obligation.

"Loan" means the convertible loan in the maximum aggregate principal amount of CAD 12,000,000.00 to be made available to the Borrower by the Lender under this Agreement for the purposes set out in Section 2.4.

"Loan Documents" means, collectively, this Agreement, the Guarantees, the Security Documents and all other documents to be executed and delivered to the Lender by the Borrower, the Guarantors, or any other Person, from time to time in connection with this Agreement or any other Loan Document.

"Loan Obligations" means the Loan and other obligations of the Borrower owing to the Lender incurred under or pursuant to this Agreement, and any item or part of any thereof.

"Material Adverse Effect" means any change, event, occurrence, effect or circumstance that, individually or in the aggregate with other such changes, events, occurrences, effects or circumstances is material and adverse to the business, operations, results of operations, assets, properties, capitalization, financial condition, liabilities (contingent or otherwise) of the Borrower and its Subsidiaries, except any such change, event, occurrence, effect, or circumstance resulting from or arising in connection with (a) any change affecting the mining or commodity royalty and streaming industry as a whole, including changes in the market price of minerals; (b) any changes in currency exchange, interest or inflation rates or commodity, securities or general economic, financial, or credit market conditions in Canada or elsewhere; (c) change in the price of raw materials or other input used by the Borrower; (d) any adverse change, effect or circumstance relating generally to financial markets or general economic conditions; (e) any act of god, act of war, act of terrorism, civil unrest or similar

event; (f) any adverse change, effect or circumstance resulting from an action required or permitted by this Agreement; or (g) any adverse change, effect or circumstance caused by the announcement or pendency of this Agreement. An objective standard shall be applied to the determination of whether a change, event, occurrence, effect or circumstance, individually or in the aggregate, as applicable, constitutes a Material Adverse Effect but the burden of proof in determining whether, on a balance of probabilities, a Material Adverse Effect does or does not exist shall rest on the Borrower.

"Material Agreements" means, collectively, (i) all Participation Transaction agreements of the Borrower or any Subsidiary with an attributed purchase price of $1,000,000 or greater, including the agreements described in Schedule 2, (ii) any amendments to Participation Transaction agreements or new Participation Transaction agreements entered into after the date hereof, and (iii) any other agreement, contract or similar instrument to which the Borrower or any Subsidiary is a party or to which any of its property or assets may be subject for which breach, non-performance, cancellation or failure to renew could reasonably be expected to have a Material Adverse Effect.

"MTA Argentina" means Metalla Argentina SA, an Argentinian corporation.

"MTA Australia" means MTA Royalty & Streaming Pty Ltd., an Australian corporation.

"MTA BC 1" means MTA Canada Royalty Corp., a British Columbia corporation.

"MTA BC 2" means Valgold Resources Ltd., a British Columbia corporation.

"MTA Cayman Islands" means Metalla SEZC, a Cayman Islands corporation.

"MTA Mexico" means Royalty & Streaming SA, a Mexican corporation.

"MTA Mexico Debt" means the non-revolving indebtedness of the Borrower to Park Lawn Company Limited, Medipac International Inc., Victoria Ross and Eldorado Latin Fund Fd. in the aggregate principal amount of USD 2,000,000 secured by an unsecured guarantee by MTA Mexico and a negative pledge to not encumber any assets of MTA Mexico.

"NPV" means the difference between the present value of cash inflows and the present value of cash outflows over the life of a Participation Transaction.

"Participation" means a stream, royalty or similar right or interest, that provides a right to participate in minerals originating from mining properties or their values.

"Participation Transaction" means a streaming transaction, royalty transaction or a similar transaction, the primary purpose of which is to provide a right to participate in minerals originating from mining properties or their values.

"Permitted Indebtedness" means the following:

(a) any indebtedness under this Agreement;

(b) account trade payables incurred in the ordinary course of business;

(c) indebtedness secured by a Permitted Lien;

(d) indebtedness or advance payments made pursuant to any offtake or commodity supply or sales agreement;

(e) an indebtedness under Swap Contracts entered into for hedging purposes in the ordinary course of business;

(f) existing indebtedness which has been disclosed to and approved by the Lender in writing prior to the date hereof;

(g) MTA Mexico Debt;

(h) unsecured indebtedness owed to or between any Guarantor;

(i) Permitted Senior Debt; and

(j) any extension, refinancing, renewal or replacement of any indebtedness described in any of the foregoing clauses (a) to (i).

"Permitted Liens" means, in respect of any Person, any one or more of the following:

(a) Liens for taxes, assessments or governmental charges or levies which are not delinquent or the validity of which is being contested at the time by the Person in good faith by proper legal proceedings if adequate provision has been made for their payment;

(b) Inchoate or statutory Liens of contractors, subcontractors, mechanics, workers, suppliers, materialmen, carriers and others in respect of construction, maintenance, repair or operation of assets of the Person, provided that such Liens are related to obligations not due or delinquent, are not registered against title to any assets of the Person and in respect of which adequate holdbacks are being maintained as

required by applicable law or such Liens are being contested in good faith by appropriate proceedings and in respect of which there has been set aside a reserve (segregated to the extent required by IFRS) in an adequate amount and provided further that such Liens do not materially reduce the value of the asset so affected or materially interfere with the use of such asset in the operation of the business of the Person;

(c) Easements, rights-of-way, servitudes, restrictions and similar rights in real property comprised in the assets of the Person or interests therein granted or reserved to other Persons, provided that such rights do not materially reduce the value of the asset so affected or materially interfere with the use of such asset in the operation of the business of the Person;

(d) Attachments, judgments and other similar Liens arising in connection with court proceedings not constituting an Event of Default under Section 6.1(g) or securing appeal or other surety bonds related to such judgements;

(e) Liens given to a public utility or any municipality or governmental or other public authority when required by such utility or other authority in connection with the operation of the business or the ownership of the asset so affected, provided that such Liens do not materially reduce the value of the asset of the Person or materially interfere with its use in the operation of the business of the Person;

(f) Any Capital Lease Obligations or purchase money security interest on personal property;

(g) Security deposits or reserves required by applicable law;

(h) Customary rights of set-off or bankers' Liens upon deposits of cash or broker's Liens upon securities in favor of financial institutions, banks or other depositary institutions;

(i) Liens under any offtake or commodity supply or sales agreements entered into in the ordinary course of business;

(j) Liens in favour of the Lender created by the Loan Documents;

(k) Liens securing Permitted Senior Debt;

(l) Any other Liens which may be permitted in writing by the Lender from time to time; and

(m) any renewal, extension or replacement of any Lien described in any of the foregoing clauses (a) to (l).

"Permitted Senior Debt" means a credit facility entered into after the making of the Initial Advance providing for the availability of secured advances of no less than CAD 20,000,000 in aggregate (for greater certainty, excluding any capitalized interest or fees) by a Qualified Lender to the Borrower.

"Person" means a natural person, partnership, corporation, joint stock company, trust, unincorporated association, joint venture or any other entity or Governmental Entity and pronouns have a similarly extended meaning.

"Qualified Lender" means a bank, insurance company, trust company or global investment company which in each case has total gross assets on a consolidated basis equal to or greater than CAD 5,000,000,000.

"Revenue" shall be consistently categorized as it has been in the Borrower's historical financial statements prior to the date of this Agreement as "Revenue from stream interest", "Share of net income of Silverback", as well as "NSR Revenue" relating to the Participation Transactions of the Borrower and its Subsidiaries.

"Security" means, at any time, the security interests created or intended to be created by the Security Documents in favour of the Lender in the assets and properties of the Borrower to secure the Loan Obligations under this Agreement and the other Loan Documents.

"Security Documents" means the instruments made by the Borrower and the Canadian Guarantors in favour of the Lender whereby the Borrower and each Canadian Guarantor grants in favour of the Lender a first-ranking security interest in (subject to Permitted Liens) all of the present and after-acquired personal property of the Borrower, MTA BC 1 and MTA BC 2, including a first-ranking pledge by the Borrower of (subject to Permitted Liens):

(a) all of the shares of MTA BC 1;

(b) all of the shares of MTA Argentina;

(c) all of the shares of MTA Mexico;

(d) all of the shares of MTA Cayman Islands;

(e) all of the shares of MTA Australia; and

(f) all of the shares of MTA BC 2.

"Subsequent Advance" has the meaning specified in Section 2.1(2).

"Subsidiary" has the meaning specified in the *Business Corporations Act* (British Columbia) on the date of this Agreement and, unless stated otherwise, means a direct or indirect Subsidiary of the Borrower.

"Swap Contract" means (a) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement, and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any other master agreement, including any such obligations or liabilities under any such master agreement.

"30-Day VWAP" means the thirty (30) day volume-weighted average trading price of the Common Shares on the Exchange.

"Voting Shares" means the Common Shares or any class of shares of a Person entitling the holders thereof to vote in the election of members of the board of directors of such Person.

Section 1.2 Gender and Number.

Any reference in the Loan Documents to gender includes all genders and words importing the singular number only include the plural and vice versa.

Section 1.3 Amendments, etc.

Any reference to this Agreement, any other Loan Document or any other document refers to such document as the same may have been amended, modified, restated, supplemented or otherwise modified from time to time.

Section 1.4 Currency.

All references in the Loan Documents to dollars or CAD, unless otherwise specifically indicated, are expressed in Canadian currency.

ARTICLE 2
LOAN

Section 2.1 Availability.

The Lender agrees, on the terms and conditions of this Agreement, to make available to the Borrower the Loan. The Loan shall be made available as follows:

(1) Subject to the terms and conditions hereof, a principal amount of CAD 7,000,000 comprising part of the Loan (the "**Initial Advance**") shall be advanced by the Lender to the Borrower by way of a single advance on the earlier of ninety (90) days following the Closing Date and such earlier date as may be requested by the Borrower and used solely by the Borrower for its working capital and general corporate purposes, for funding one or more Acquisitions and, provided the Borrower gives the Lender advance written notice of its intention to take out the MTA Mexico Debt and obtains written releases of such debt from the holders thereof, for takeout of the MTA Mexico Debt, as determined by the Borrower.

(2) Subject to the terms and conditions hereof, an aggregate principal amount of up to CAD 5,000,000 comprising part of the remaining Loan (the "**Subsequent Availability**") shall be made available by way of one or more advances (each a "**Subsequent Advance**") in an amount of not less than CAD 1,250,000 and used solely by the Borrower for the purpose of funding one or more Acquisitions.

The Loan is non-revolving and, once repaid by the Borrower, re-advances of the Loan will not be permitted. At any time after the earlier of (i) all drawn Advances being fully converted into Common Shares pursuant to Section 2.7, (ii) all drawn Advances being prepaid pursuant to Section 2.6, and (iii) 18 months following the Initial Advance, the Borrower may cancel the whole (but not less than the whole) of the unadvanced portion of the available Subsequent Availability upon fifteen (15) Business Days prior written notice to the Lender and thereby terminate its obligation to pay the standby fee referred to in Section 2.3(4) on the unadvanced portion of the Subsequent Availability.

Section 2.2 Method of Borrowing.

Each Advance shall be made by the Lender upon the irrevocable written request of the Borrower in the form similar to that set out in Schedule 1 (the "**Draw Request**"), which Draw Request shall specify:

(1) the date of the applicable Advance (the "**Funding Date**"), which shall be a Business Day and in accordance with Section 2.1;

(2) the amount of the applicable Advance; and

(3) the bank account details for remittance of the proceeds,

provided that the Draw Request for any Advance must be delivered to the Lender before 5 p.m. (Pacific time) at least seven (7) Business Days prior to the intended Funding Date of that Advance.

Section 2.3 Interest and Fees.

(1) The principal amount of the Loan outstanding from time to time shall bear interest from the Closing Date until the Final Repayment Date at a rate of 8% per annum.

(2) Interest shall accrue daily and be calculated and payable monthly by wire transfer on the applicable Interest Payment Date.

(3) The Borrower shall pay to the Lender the outstanding balance of the Commitment Fee by wire transfer on the Closing Date.

(4) The Borrower shall pay to the Lender by wire transfer on each Interest Payment Date a standby fee in CAD calculated at a rate equal to 2.5% per year on that portion of the daily unadvanced and uncancelled portion of the Loan during each calendar month. The standby fee shall be determined daily beginning on the Closing Date and shall be payable by the Borrower monthly in arrears on each Interest Payment Date.

Section 2.4 Use of Proceeds.

The Borrower shall use the proceeds of the Loan only as stipulated in Section 2.1.

Section 2.5 Repayment

Except to the extent prepaid pursuant to Section 2.6 or converted pursuant to Section 2.7, the Borrower shall repay all outstanding principal of the Loan, together with all accrued and unpaid interest and all other amounts accrued or outstanding under this Agreement, by wire transfer on the Final Repayment Date.

Section 2.6 Optional Prepayments.

The Borrower may, at any time prior to the [REDACTED - COMMERICALLY SENSITIVE INFORMATION]-month anniversary of the date of the Initial Advance so long as an Event of Default has not occurred and is continuing, upon at least ten (10) Business Days' prior written notice to the Lender, make by wire transfer a prepayment in whole (but not less than the whole) of the outstanding principal amount of the Loan together with (i) accrued and unpaid interest on such principal amount to the date of prepayment and (ii) by paying to the Lender a fee (the "**Make Whole Fee**") equal to [REDACTED - COMMERICALLY SENSITIVE INFORMATION] months' interest on the principal amount of the Loan prepaid at the interest rate then applicable to the Loan less the

amount of interest at such interest rate paid or accrued to the date of prepayment (including the amount of clause (i)). The parties acknowledge that it is their intention that the Lender shall earn minimum interest (or the equivalent thereof if the Loan is prepaid as contemplated above) up to [REDACTED – COMMERICALLY SENSITIVE INFORMATION] months following the Initial Advance on the full principal amount of the Advances made under the Loan (not including any principal amount converted to Common Shares pursuant to Section 2.7).

The Borrower may, at any time on or after the [REDACTED – COMMERICALLY SENSITIVE INFORMATION]-month anniversary of the Initial Advance so long as an Event of Default has not occurred and is continuing, upon at least fifteen (15) Business Days' prior written notice to the Lender, make by wire transfer a prepayment in whole or in part of the outstanding principal amount of the Loan together with accrued and unpaid interest on such principal amount to the date of prepayment but otherwise with no bonus or penalty.

The Borrower shall have no other rights of prepayment.

Section 2.7 Conversion

(1) At any time prior to the redemption of the principal amount outstanding of the Loan, or upon notification by the Borrower to the Lender of the Borrower's intention to prepay the principal amount of the Loan in part or full, the Lender shall be entitled to elect to convert all or any portion of the principal amount of the Loan outstanding at such time (together with all interest accrued thereon or due hereunder) (the "**Conversion Amount**") into such number (the "**Specified Number**") of fully paid and non-assessable common shares in the capital of the Borrower (the "**Common Shares**") as is equal to the Conversion Amount divided by the Conversion Price (as defined below) Such election by the Lender shall be made on written notice to the Borrower in accordance with Section 7.7 and shall specify the date for conversion (the "**Conversion Date**").

(2) The Conversion Amount will be converted into Common Shares at a price per Common Share equal to CAD 1.39, in accordance with the rules and policies of the Exchange, being a 25% premium above the 30-day VWAP of the Common Shares measured on the close of the trading on March 15, 2019 (the "**Conversion Price**"). On the Conversion Date the Lender will be deemed to have subscribed for the Specified Number of Common Shares at a total subscription price (the "**Subscription Price**") equal to the Conversion Amount, and the total Subscription Price payable by the Lender to the Borrower in accordance with this Section 2.7(2) will be automatically set-off against the full Conversion Amount owing by the Borrower to the Lender in full payment of each other effective as of the Conversion Date, whereupon the full Conversion Amount will be deemed to have been paid by the Borrower to the Lender and the total Subscription Price will be deemed to have been paid by the Lender to the Borrower.

(3) Upon the conversion of the Conversion Amount, the Lender or such other Persons as the Lender may direct in writing, subject to the prior approval of the Borrower, shall be entered in the books (including its central securities register) of the Borrower as at the date of conversion as the holder of the number of Common Shares into which the Conversion Amount is convertible and, as soon as practicable, the Borrower shall deliver to the Lender or such other Persons as the Lender may direct in writing, a certificate or certificates for such Common Shares.

(4) If and whenever the Borrower shall (i) subdivide or re-divide the outstanding Common Shares into a greater number of shares, (ii) reduce, combine or consolidate the outstanding Common Shares into a smaller number of shares, or (iii) issue any Common Shares to the holders of all or substantially all of the outstanding Common Shares by way of a stock dividend the number of Common Shares which may be acquired on conversion of Conversion Amount on the date of the subdivision, redivision, reduction, combination or consolidation or on the record date for the issue of Common Shares by way of a stock dividend, as the case may be, shall be increased, in the case of the events referred to in (i) and (iii) above, in the proportion which the number of Common Shares outstanding before the subdivision, redivision or dividend bears to the number of Common Shares outstanding after the subdivision, redivision or dividend, or shall be decreased, in the case of the events referred to in (ii) above, in the proportion which the number of Common Shares outstanding before the reduction, combination, or consolidation bears to the number of Common Shares outstanding after the reduction, combination or consolidation. Any issue of Common Shares by way of a stock dividend shall be deemed to have been made on the record date fixed for the stock dividend for the purpose of calculating the number of outstanding Common Shares under this Section 2.7(4). For greater certainty, an equity issuance, issuance of securities for value, dividend reinvestment plan or similar transaction will not trigger the re-adjustment provisions of this Section 2.7(4).

(5) In the case of any reclassification of the Common Shares at any time outstanding (other than any subdivision or consolidation of Common Shares into a greater or lesser number of Common Shares) or change of the Common Shares into other shares, or in case of a corporate reorganization of the Borrower (other than a corporate reorganization which does not result in a reclassification of the outstanding Common Shares or a change of the Common Shares into other shares), the Lender shall be entitled to receive upon conversion, and shall accept, in lieu of the number of Common Shares to which it was previously entitled upon such conversion, the kind and amount of shares, warrants and other securities or property which the Lender would have been entitled to receive as a result of the corporate reorganization if, on the

effective date, it had been the registered holder of the number of Common Shares to which it was previously entitled upon conversion. If necessary, appropriate adjustments shall be made in the application of the provisions set forth in this Section 2.7 with respect to the rights and interests thereafter of the Lender so that the provisions set forth in this Section 2.7 shall thereafter correspondingly be made applicable as nearly as may be possible in relation to any shares or other securities or property thereafter deliverable upon the conversion of the Conversion Amount.

(6) If any question arises with respect to the adjustments provided in this Section 2.7, such question shall be conclusively determined by a firm of chartered accountants (who may be the Borrower's auditors) appointed by the Lender and acceptable to the Borrower. Such chartered accountants shall be given access to all necessary records of the Borrower and their determination shall be binding upon the Borrower and the Lender.

(7) The Borrower shall not be required to issue fractional Common Shares upon the conversion of the Conversion Amount. In lieu of the Borrower issuing a fractional Common Share, the Borrower shall round such fractional Common Share down to the previous whole Common Share.

(8) The Borrower shall, from time to time immediately after the occurrence of any event which requires an adjustment or re-adjustment as provided in Section 2.7(4) or Section 2.7(5), deliver a certificate of the Borrower to the Lender specifying the nature of the event requiring the same and the amount of the necessary adjustment and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based, which certificate and the amount of the adjustment specified therein shall be verified by an opinion of a firm of chartered accountants (who may be the Borrower's auditors) appointed by the Borrower and acceptable to the Lender and, when approved by the Borrower, shall be conclusive and binding on all parties in interest.

(9) The Borrower shall give notice to the Lender, in the manner provided in Section 7.7 of its intention to fix a record date for any event mentioned in Section 2.7(4) or Section 2.7(5) which may give rise to an adjustment in the number of Common Shares which may be acquired on conversion of the Conversion Amount, and, in each case, the notice shall specify the particulars of the event and the record date and the effective date for the event; provided that the Borrower shall only be required to specify in the notice such particulars of the event as shall have been fixed and determined on the date on which such notice is given. Such notice shall be given not less than ten (10) Business Days prior to the applicable record date.

(10) The Borrower shall at all times reserve and keep available out of its authorized Common Shares and solely for the purpose of conversion as in this Section 2.7, and conditionally allot to the Lender, such number of Common Shares as shall then be issuable upon the exercise of any right of conversion held by the Lender hereunder, including without limitation upon the conversion of the Conversion Amount. The Borrower covenants with the Lender that all Common Shares which shall be so issuable shall be duly and validly issued as fully-paid and non-assessable.

(11) Except in accordance with the rules of the Exchange and all applicable securities legislation, the Common Shares issuable pursuant to this Section 2.7 may not be sold, transferred, hypothecated or otherwise trade on or through the facilities of the Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until the date which is four (4) months and one day after the date of the applicable Advance.

Section 2.8 Evidence of Obligations (Noteless Advance)

The Lender shall open and maintain, in accordance with its usual practice, accounts evidencing the Loan Obligations; and the information entered in such accounts shall constitute prima facie evidence of the Loan Obligations in absence of manifest error. The Lender may, but shall not be obliged to, request the Borrower to execute and deliver from time to time such promissory notes as may be required as additional evidence of the Loan Obligations.

Section 2.9 Payments under this Agreement..

(1) Unless otherwise expressly provided in this Agreement, the Borrower shall make any payment required to be made by it to the Lender in cash by wire transfer of immediately available funds to the account of the Lender (specified by the Lender to the Borrower) not later than 5 p.m. (Pacific time) on the date the payment is due.

(2) Upon the occurrence and during the continuance of an Event of Default pursuant to Section 6.1(a), interest on the principal amount of the Loan Obligations payable pursuant to Section 2.3 will be 4% per annum higher than the interest interest rate applicable as per Section 2.3(1) and be payable on demand. The Borrower acknowledges and agrees that the increased rate of interest on the occurrence of an Event of Default pursuant to Section 6.1(a) is not a penalty but rather a genuine pre-estimate of the Lender's increased cost and risk of the outstanding Loan.

Section 2.10 Computations of Interest and Fees.

(1) For purposes of the *Interest Act* (Canada), whenever any interest is calculated using a rate based on a year of 365 days or 366 days, as the case may be, such

rate determined pursuant to such calculation, when expressed as an annual rate shall be equivalent to (a) the applicable rate based on a year of 365 days or 366 days, as the case may be, (b) multiplied by the actual number of days in the calendar year in which the period for such interest is payable (or compounded) ends, and (c) divided by 365 or 366, as the case may be.

(2) All calculations of interest shall be made by the Lender, and such calculations shall, in the absence of manifest error, be final, conclusive and binding on the Borrower.

ARTICLE 3
CONDITIONS OF LENDING

Section 3.1 Conditions Precedent to Closing.

By executing and delivering this Agreement, the Borrower shall be bound to borrow and accept the advance of the Initial Advance from the Lender upon the Lender confirming its satisfaction with each of the conditions precedent set out in this Section 3.1 (or waiving one or more such conditions precedent in its absolute discretion and thereby confirming a combination of satisfaction of conditions precedent and waiver of conditions precedent) which shall constitute the conditions precedent to Closing:

(a) execution and delivery by the Borrower of the Loan Documents;

(b) no Default or Event of Default has occurred or is continuing or would arise immediately after giving effect to or as a result of the Initial Advance;

(c) the representations and warranties contained in Article 4 and in any other Loan Document are true and correct in all material respects on the Closing Date, and for greater certainty any reference in such representations and warranties to Loan Documents shall refer only to those Loan Documents in existence on the Closing Date, and the Borrower shall have complied with all covenants on its part to be performed in this Agreement and the Loan Documents to the extent of those Loan Documents in existence on such date;

(d) the making and borrowing of the Loan will not violate any applicable law, order or judgment;

(e) the approval of the Exchange and any other applicable Governmental Entity;

(f) the Lender shall be satisfied that none of the assets and properties of the Borrower and its Subsidiaries is subject to Liens other than Permitted Liens;

(g) the Borrower shall have paid all fees, costs and expenses then owing to the Lender in respect of the Loan, including the balance of Commitment Fee;

(h) the Lender shall be satisfied with its review of all Material Agreements [the Lender has confirmed its satisfaction with this condition precedent];

(i) the Lender shall be satisfied with the Borrower's financial programme and the results of its due diligence investigations (including, without limitation, accounting, business, environmental, regulatory, tax, technology, financial and legal review) in respect of the Borrower and its Subsidiaries [the Lender has confirmed its satisfaction with this condition precedent];

(j) the Lender shall be satisfied with the corporate and capital structure of the Borrower and its Subsidiaries [the Lender has confirmed its satisfaction with this condition precedent];

(k) a Lender Representative designated by the Lender shall have been granted the rights described in Section 7.9;

(l) no event or circumstance shall have occurred that would reasonably be expected to have a Material Adverse Effect;

(m) the holders of the MTA Mexico Debt shall have provided a subordination and postponement of such debt and security on terms acceptable to the Lender acting reasonably;

(n) receipt of evidence, to the satisfaction of the Lender acting reasonably, that the Borrower has an appropriate directors & officers liability insurance policy in place;

(o) the Lender has received, in form and substance acceptable to it, acting reasonably, by no later than the Closing Date the following:

    (i) certified copies of (i) the constating documents of the Borrower and Guarantors, (ii) all resolutions of the board of directors of the Borrower and Guarantors approving this Agreement and the other Loan Documents, and (iii) a list of the officers and directors

of the Borrower and Guarantors authorized to sign agreements together with their specimen signatures;

(ii) a certificate of status, compliance or like certificate with respect to the Borrower and Guarantors issued by the appropriate Governmental Entity of its jurisdiction of formation;

(iii) favourable opinions of Canadian counsel to the Borrower and the Canadian Guarantors as to their corporate status, power and capacity and the due authorization, execution, and delivery of the Loan Documents to which the Borrower and Canadian Guarantors are a party.

Section 3.2 Conditions Precedent to Advances.

The obligation of the Lender to make the Initial Advance and the Subsequent Advance is subject to fulfilment of the following conditions precedent at the time each such Advance is made (unless waived by the Lender in its absolute discretion):

(a) satisfaction of the Conditions Precedent in Section 3.1 on or before the Closing Date and the advance of the Initial Advance;

(b) no Default or Event of Default has occurred or is continuing or would arise immediately after giving effect to or as a result of such Advance;

(c) the representations and warranties contained in Article 4 and in any other Loan Document are true and correct in all material respects on the date of the Initial Advance and in all respects on the date of any Subsequent Advance as if such representations and warranties were made on that date, except to the extent that such representations and warranties expressly relate to an earlier date, and the Borrower shall have complied with all covenants on its part to be performed in this Agreement and the Loan Documents;

(d) the making and borrowing of the Advance will not violate any applicable law, order or judgment;

(e) except in respect of the Initial Advance, delivery of a compliance certificate showing full compliance with the financial covenants set forth in Section 5.1(a) herein both before and immediately following the making of the Advance;

(f) in relation to an Acquisition funded in whole or in part by any Subsequent Advance:

(i) prior to the Funding Date for such Subsequent Advance and concurrently with delivery of the items referenced in Paragraphs 3.2(f)(i)(A) and 3.2(f)(i)(B) below to the Board of Directors of the Borrower, the Borrower shall have provided to the Lender:

(A) an updated three statement financial model including current calendar month, immediately preceding twenty-four (24) calendar months; and forecast next twelve (12) calendar months, where historical calendar months are pro forma for the Acquisition; and

(B) the complete results of its due diligence review of the Acquisition, and Lender shall have been satisfied with the results of such due diligence review; and

(ii) at least fifteen (15) Business Days prior to any Subsequent Advance, the Borrower shall have provided the Lender with such reasonable information as requested by the Lender, including a draft of the definitive agreement or letter of intent related to the Acquisition and an NPV calculation for the Acquisition;

(g) the Lender, acting reasonably, shall be satisfied with its review of all Material Agreements related to an Acquisition related to a Subsequent Advance;

(h) no event or circumstance shall have occurred that would reasonably be expected to have a Material Adverse Effect; and

(i) receipt by the Lender of a signed Drawdown Request from the Borrower in accordance with Section 2.2.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

Section 4.1 Representations and Warranties of Borrower.

The Borrower represents and warrants to the Lender, acknowledging and confirming that the Lender is relying on such representations and warranties without independent inquiry in entering into this Agreement and providing the Loan that:

(a) **Incorporation and Qualification**. The Borrower is a corporation duly continued, organized and validly existing under the laws of British Columbia, Canada. Each of the Subsidiaries is a corporation duly incorporated, organized and validly existing under the laws of its

jurisdiction of incorporation. The Borrower and each Subsidiary is qualified, licensed or registered to carry on business under the laws applicable to it in all jurisdictions in which such qualification, licensing or registration is necessary or where failure to be so qualified would have a Material Adverse Effect;

(b) **Corporate Power.** The Borrower and each Subsidiary has all requisite corporate power and authority to (i) own, lease and operate its properties and assets and to carry on its business as now being conducted by it, and (ii) enter into and perform its obligations under the Loan Documents to which it is a party;

(c) **Conflict With Other Instruments.** The execution and delivery by the Borrower and each Subsidiary and the performance of its obligations under, and compliance with the terms, conditions and provisions of, the Loan Documents to which it is a party will not (i) conflict with or result in a breach of any of the terms or conditions of (A) its constating documents or by-laws, (B) any applicable law, rule or regulation, (C) any contractual restriction binding on or affecting it or its properties, or (D) any judgment, injunction, determination or award which is binding on it, or (ii) result in, require or permit the imposition of any encumbrance in, on or with respect to any of its assets or property (except for Permitted Liens);

(d) **Corporate Action, Governmental Approvals, etc.** The execution and delivery by the Borrower and each Subsidiary of each of the Loan Documents to which it is a party and the performance by it of its obligations under such Loan Documents have been duly authorized by all necessary corporate action. No authorization, consent, approval, registration, qualification, designation, declaration or filing with any Governmental Entity or other Person, is or was necessary in connection with the execution, delivery and performance of obligations by the Borrower and its Subsidiaries under the Loan Documents except as are in full force and effect, unamended, at the date of this Agreement;

(e) **Ownership of Assets.** The Borrower and each of its Subsidiaries has good title to the Material Agreements (except for Permitted Liens) as reflected in the Metalla Financial Statements (as defined herein);

(f) **No Default.** The Borrower and each Subsidiary is not in violation of its constating documents, its by-laws or any shareholders' agreement applicable to it;

(g) **Compliance with Laws.** The Borrower and each Subsidiary is in material compliance with all applicable laws, judgments and orders and rulings, guidelines and decisions having force of law other than non-compliance or violations which would not have a Material Adverse Effect;

(h) **No Material Adverse Agreements.** The Borrower and each Subsidiary is not a party to any agreement or instrument or subject to any restriction (including any restriction set forth in its constating documents, by-laws or any shareholders' agreement applicable to it) which has or could reasonably be expected to have a Material Adverse Effect;

(i) **Material Agreements, etc.** The Material Agreements of the Borrower and each Subsidiary are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with the terms thereof (as applicable), except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law. Neither the Borrower or any Subsidiary is in default of any of the material provisions of any such Material Agreement, and no circumstance exists under any such Material Agreement which with the giving of notice or the passage of time or both would give rise to a Material Adverse Effect. No counterparty to a Material Agreement has made any allegation of a default of any of the provisions of any such Material Agreement;

(j) **Financial Statements.** All financial statements of the Borrower which have been filed on the System for Electronic Document Analysis and Retrieval (SEDAR) profile of Borrower within the twenty-four (24) month period immediately preceding the date of this Agreement (collectively, the "**Metalla Financial Statements**") were prepared in accordance with IFRS consistently applied (except as otherwise indicated in such financial statements and the notes thereto or in the related report of Borrower's independent auditors, and except that the unaudited Metalla Financial Statements may not contain footnotes and are subject to normal year-end adjustments, none of which individually or in the aggregate will be material in nature or amount) and fairly present in all material respects the consolidated financial position, results of operations and changes in financial position of Borrower and

its Subsidiaries as of the dates thereof and for the periods indicated therein;

(k) **Liabilities.** The Borrower and its Subsidiaries, taken as a whole, have no material liabilities, fixed or contingent, that are not reflected and accurately accounted for in the Metalla Financial Statements, in the notes thereto or otherwise disclosed to the Lender, other than liabilities arising in the ordinary course of business since the date of such Metalla Financial Statements.

(l) **Litigation.** Except as disclosed in writing by the Borrower to the Lender (and in respect of any such disclosure made as at the Closing Date, waived by the Lender in writing), there is no actual, pending or threatened litigation or proceeding affecting the Borrower or any Subsidiary or any of its property or assets before any Governmental Entity which, if successful, would have a Material Adverse Effect;

(m) **Disclosure.** All (i) forecasts and projections supplied to the Lender were prepared in good faith, adequately disclosed all relevant assumptions and are reasonable, and (ii) other written information supplied to the Lender is, as of the date of such information, true and accurate in all material respects. There is no fact known to the Borrower which could reasonably be expected to have a Material Adverse Effect and which has not been fully disclosed to the Lender. No event has occurred which could be reasonably anticipated to have a Material Adverse Effect since the date of the last financial statements of the Borrower delivered to the Lender.

Section 4.2 Representations and Warranties of Lender.

The Lender represents and warrants to the Borrower, acknowledging and confirming that the Borrower is relying on such representations and warranties without independent inquiry in entering into this Agreement, that:

(a) **Incorporation and Qualification.** The Lender is a corporation duly incorporated, organized and validly existing under the laws of British Columbia, Canada;

(b) **Corporate Power and Authority.** The Lender has all requisite corporate power and authority to enter into and perform its obligations under the Loan Documents to which it is a party;

(c) **Insolvency.** The Lender is not insolvent, has not committed any act of bankruptcy, is not for any reason unable to meet its obligations generally as they become due and has not ceased paying and

performing its current obligations in the ordinary course of business generally as they become due;

(d) **Litigation.** There is no actual, pending or threatened litigation or proceeding affecting the Lender which, if successful, would prevent the Lender from performing its obligations under the Loan Documents;

(e) **Lending.** The Lender is entering into the Loan Documents and providing the Loan as principal, for its own account, and has sufficient capital and assets to make the Loan and each Advance pursuant to the terms of this Agreement.

Section 4.3 Survival of Representations and Warranties.

The representations and warranties in this Agreement and in any certificates or documents delivered hereunder shall not merge with or be prejudiced by and shall survive the Initial Advance and shall continue in full force and effect so long as any amounts are owing by the Borrower to the Lender.

ARTICLE 5
COVENANTS OF THE BORROWER

Section 5.1 Affirmative Covenants.

So long as any amount owing under this Agreement remains unpaid or the Lender has any obligation under this Agreement, unless otherwise consented to in writing by the Lender, the Borrower shall:

(a) **Financial Covenants.**

(i) **Minimum Revenue:** [REDACTED - COMMERICALLY SENSITIVE INFORMATION];

(ii) **Minimum Gross Margin:** [REDACTED - COMMERICALLY SENSITIVE INFORMATION]; and

(iii) Minimum Cash and Short-Term Available Funds: [REDACTED – COMMERICALLY SENSITIVE INFORMATION].

(b) **Financial and other Reporting.**

(i) Submit Quarterly NPV calculations for each Participation Transaction of the Borrower and its Subsidiaries, updated to reflect the Borrower's latest assumptions with respect to the value of such Participation Transactions, to be delivered not later than 15 days after the end of each month;

(ii) Submit Quarterly financial reports (including the Borrower's consolidated income statement, balance sheet and cash flow statement for such period) with trailing 12 months actual information and 12 months forecast information, to be delivered no later than 15 days after the end of each quarter;

(iii) Upon request of the Lender, submit monthly cash report provided to the Board of Directors of the Borrower, to be delivered not later than 15 days after the end of each month; and

(iv) Submit any material reports or additional information as Lender may reasonably require relating to the Borrower's Participation Transactions and ongoing business.

(c) **Corporate Existence**. Except as otherwise permitted in this Agreement, preserve and maintain, and cause each of its Subsidiaries to preserve and maintain, its corporate existence;

(d) **Compliance with Laws, etc.** Comply, and cause each of its Subsidiaries to comply, with the requirements of all applicable laws, judgments, orders, decisions and awards, non-compliance with which could reasonably be expected to have a Material Adverse Effect.

(e) **Maintenance of Properties.** From time to time, make and cause each of its Subsidiaries to make all repairs, renewals, replacements, additions and improvements to their properties and assets as reasonably required in the ordinary course of business.

(f) **Payment of Taxes and Claims.** Pay or cause to be paid and cause each of its Subsidiaries to pay or cause to be paid, when due, (i) all taxes,

assessments and governmental charges or levies imposed upon it or upon its income, sales, capital or profit or any other property belonging to it or upon its Subsidiaries, and (ii) all claims which, if unpaid, might by law become a Lien upon the assets, except any such tax, assessment, charge, levy or claim which is being contested in good faith and by proper proceedings and in respect of which the Borrower or any Subsidiary has established adequate reserves in accordance with IFRS or which are Permitted Liens.

(g) **Maintenance of Insurance.** Maintain, in respect of itself and each of its Subsidiaries, directors & officers liability insurance at all times with responsible insurance carriers and in such amounts and covering such risks as are usually carried by companies engaged in similar businesses and owning similar properties in the same general areas in which the Borrower or such Subsidiaries, as the case may be, operate.

(h) **Notice of Certain Events.** Provide or cause to be provided, immediately upon obtaining knowledge thereof, prompt notice (including appropriate details of the Default or event, as applicable) to the Lender of the occurrence of any Default, Event of Default, or any event or circumstance which would reasonably be expected to have a Material Adverse Effect, including notice of material litigation or disputes affecting the Borrower, any Subsidiary and/or a Participation Transaction, notice of any inchoate default, default or event of default by the Borrower or a Guarantor under any Permitted Senior Debt or delivery by the Borrower or a Guarantor of a notice of any inchoate default, default or event of default to the counterparty to a Participation Transaction.

(i) **Keeping of Books**. Keep, and cause each Subsidiary to keep, proper books of record and account, in which full and correct entries shall be made in respect of the business of the Borrower or such Subsidiary.

(j) **Visitation and Inspection.** At any reasonable time or times, but no more frequently than on a semi-annual basis for so long as no Default or Event of Default has occurred and is continuing, permit the Lender to visit the properties of the Borrower on reasonable notice, and to discuss its affairs, finances and accounts with the officer appointed as (or performing the functions of) the chief financial officer of the Borrower.

(k) **Business Outside Certain Jurisdictions.** At least 30 days, or otherwise as soon as reasonably practical, prior to any of the following changes becoming effective, notify the Lender in writing of (i) any proposed

change in the location of (A) any place of business of the Borrower, (B) the chief executive office, registered office or head office of the Borrower, or (ii) any proposed change in name of the Borrower.

(l) **Perfection and Protection of Security Interest**. Promptly cure or cause to be cured any defects in the execution and delivery of any of the Loan Documents or any defects in the validity or enforceability of any of the Security and at its expense, execute and deliver or cause to be executed and delivered, all such agreements, instruments and other documents (including the filing of any financing statements or financing change statements) as the Lender, acting reasonably, may consider necessary or desirable to protect or otherwise perfect the Security.

(m) **New Subsidiary Guarantors**. Any Acquisition funded by a Subsequent Advance must be made by the Borrower or a Guarantor and, if the Borrower wishes to incorporate a new Subsidiary for the purpose of making an Acquisition that is to be funded by a Subsequent Advance, without limiting the discretion of the Lender under Section 3.2(f) and Section 3.2(f), the Borrower must:

(i) cause such Subsidiary to enter into an unlimited guarantee of the Loan Obligations in favour of the Lender;

(ii) if the Subsidiary is incorporated in Canada or a Province or Territory thereof, grant in favour of the Lender a first-ranking security interest in (subject to Permitted Liens) all of the present and after-acquired personal property of the Subsidiary;

(iii) grant in favour of the Lender a first-ranking pledge all of the shares of such Subsidiary; and

(iv) make the deliveries provided for in Section 3.1(o).

(n) **Further Assurances.** At its cost and expense, upon request of the Lender, acting reasonably, execute and deliver or cause to be executed and delivered to the Lender such further instruments and do and cause to be done such further acts as may be necessary or proper in the reasonable opinion of the Lender to carry out more effectually the provisions and purposes of the Loan Documents including but not limited to evidence of registration of the Security Documents in such jurisdictions in Canada as the Lender may require. For greater certainty, the Lender shall not require registration of the Security Documents in any jurisdictions outside Canada.

Section 5.2 Negative Covenants.

So long as any amount owing under this Agreement remains unpaid or the Lender has any obligation under this Agreement, unless otherwise consented to in writing by the Lender, the Borrower shall not:

(a) **Permitted Indebtedness.** Create, incur, assume or suffer to exist or permit any Subsidiary to create, incur, assume or suffer to exist indebtedness other than Permitted Indebtedness.

(b) **Liens.** Create, incur, assume or suffer to exist or permit any Subsidiary to create, incur, assume or suffer to exist any Lien on any of such Person's properties or assets, other than Permitted Liens.

(c) **Disposal of Assets Generally.** Sell, exchange, lease, release or abandon or otherwise dispose of, or permit any Subsidiary to sell, exchange, lease, release or abandon or otherwise dispose of, any assets or properties to any Person other than *bona fide* sales, exchanges, leases, abandonments or other dispositions in the ordinary course of business for the purpose of carrying on its business, and at fair market value.

(d) **Mergers, Reductions in Capital Etc.** Enter into, or permit any of the Subsidiaries to enter into, any reorganization, consolidation, amalgamation, arrangement, winding-up, merger or other similar transaction or reduce its capital, if the effect of the consummation of any such transaction would expose the Borrower or a Subsidiary to indebtedness other than Permitted Indebtedness or Liens other than Permitted Liens; provided that (i) the Lender will not unreasonably withhold its consent to any such transaction, and (ii) subject to the applicable requirements of Section 2.7, Metalla may, without Lender consent, complete a consolidation of the Common Shares in order to meet the listing requirements of a senior stock exchange in the United States;

(e) **Transactions with Related Parties.** Directly or indirectly, enter into or allow any Subsidiary to enter into, any agreement with, make any financial accommodation for, or otherwise enter into any transaction with, a related party except in the ordinary course of, and pursuant to the reasonable requirements of, business and at prices and on terms not less favourable to the Borrower or such Subsidiary, as the case may be, than could be obtained in a comparable arm's length transaction with another Person.

(f) **Distributions.** Make or pay any Distribution if a Default or Event of Default would arise immediately after giving effect to or as a result of such Distribution being made or paid;

For purposes of this Section 5.2(f) **Distribution** means with respect to any Person the amount of (i) any dividend or other distribution on issued shares of the Person or any of its subsidiaries, (ii) the purchase, redemption or retirement amount of any issued shares, warrants or any other options or rights to acquire shares of the Person or any of its subsidiaries redeemed or purchased by the Person or any of its subsidiaries, or (iii) any payments whether as consulting fees or management fees (other than the management and consulting fees referred to below in this Section 5.2(f)) or otherwise to any related party of the Person or any of its subsidiaries (except as permitted under Section 5.2(e) above and excluding any reimbursement of funding made by any director or officer on behalf of the Borrower or a Subsidiary and except for any consulting fees or management fees paid as the primary form of compensation to, or that is necessary to retain, the management of the Borrower and its Subsidiaries).

(g) **No Investments or Guarantees**. Except for Participation Transactions, make, or permit any Subsidiary, directly or indirectly, to make any investments in, or loans to, or guarantee the obligation of, any other Person which could reasonably be expected to have a Material Adverse Effect on the business of the Borrower or such Subsidiary or on repayment of the Loan Obligations.

(h) **No Amendment to Agreements**. Will not, nor permit any Subsidiary, to amend or waive any provision under, or permit any alteration, amendment or waiver of any provision under, or provide any consent under, any Material Agreement, which could reasonably be expected to have a Material Adverse Effect on its business affairs and will not permit any assignment of its interest therein which could reasonably be expected to have a Material Adverse Effect on its business affairs or the repayment of the Loan Obligations.

(i) **Unrelated Businesses.** Engage directly or indirectly in any other business activity or acquire assets unrelated, unnecessary or that are not ancillary to the business of the Borrower and its Subsidiaries, as conducted by them on the date hereof.

(j) **Listing.** Except for listings on the NYSE, AMEX, TSX, NASDAQ, and the LSE, including subsidiary or related exchanges, make a listing or

change its listing on any stock exchange or dealer network on which its Common Shares are listed or traded.

(k) **Restrictions on Dispositions of Participation Transactions.** Notwithstanding any other provision of this Agreement, except for the transfer of the "Joaquin Royalty" to MTA Argentina, the Borrower shall not be permitted to transfer any Participation Transaction to any person including to a Guarantor or other Subsidiary.

ARTICLE 6
EVENTS OF DEFAULT

Section 6.1 Events of Default.

If any of the following events (each an "**Event of Default**") occurs and is continuing:

(a) The Borrower fails to pay any amount of the Loan or any accrued interest thereon or the Borrower or any Subsidiary fails to pay any fees, expenses or costs due under any Loan Document when such amount becomes due and payable and such failure remains unremedied for a period of ten (10) Business Days after written notice thereof from the Lender to the Borrower or any Subsidiary.

(b) Any representation or warranty or certification made or deemed to be made by the Borrower, a Subsidiary or any of their respective directors or officers in any Loan Document or other document delivered to the Lender thereunder shall prove to have been incorrect in any material respect when made or deemed to be made; and, if the circumstances giving rise to the incorrect representation or warranty are capable of modification or rectification (such that, thereafter the representation or warranty would be correct), the representation or warranty remains uncorrected for a period of ten (10) Business Days.

(c) The Borrower fails to perform, observe or comply with any of the covenants contained in Section 5.1 or Section 5.2, or fails to cause such covenants to be performed, observed or complied with, and such failure remains unremedied for ten (10) Business Days following notice of such failure from the Lender to the Borrower.

(d) The Borrower or any Subsidiary fails to perform, observe or comply with any other term, covenant or agreement contained in any Loan Document and such failure remains unremedied for 20 Business Days following notice of such failure from the Lender to the Borrower.

(e) Any Security Document shall not be, or shall cease to be, binding in accordance with its terms, or be declared by a court or tribunal of competent jurisdiction to be void, invalid, illegal or unenforceable.

(f) Any judgment or order for the payment of money in excess of CAD 750,000 (or the equivalent amount in any other currency) is rendered against the Borrower or any Subsidiary and either (i) enforcement proceedings have been commenced by a creditor upon such judgment or order, or (ii) there is any period of 30 consecutive days during which a stay of enforcement of the judgment or order, by reason of a pending appeal or otherwise, is not in effect.

(g) The Borrower is included on a list of defaulting reporting issuers maintained by the British Columbia Securities Commission and such default has not been remedied, revoked or lifted within 20 Business Days of its effective date.

(h) A securities commission or any similar regulatory authority in any jurisdiction issues any order preventing or suspending trading in any securities of the Borrower and such order has not been revoked or lifted within 20 Business Days of its effective date.

(i) The Borrower or any Subsidiary purports to incur Permitted Senior Debt without the Lender and the holder of Permitted Senior Debt entering into an Intercreditor Agreement.

(j) The Borrower or any Subsidiary (i) becomes insolvent or generally not able to pay its debts as they become due, (ii) admits in writing its inability to pay its debts generally or makes a general assignment for the benefit of creditors, (iii) institutes or has instituted against it any proceeding seeking (x) to adjudicate it a bankrupt or insolvent, (y) liquidation, winding-up, arrangement, protection, relief or composition of it or its debts under any law relating to bankruptcy, insolvency, reorganization or relief of debtors including any plan of compromise or arrangement or other corporate proceeding involving or affecting its creditors, or (z) the entry of an order for relief or the appointment of a receiver, trustee or other similar official for it or for any substantial part of its properties and assets, or (iv) takes any corporate action to authorize any of the above actions.

(k) There has occurred an event or development that has resulted in a Material Adverse Effect.

(l) There is a change in Control of the Borrower or any Subsidiary unless, prior to such event, the Borrower has obtained the Lender's consent to same.

then the Lender may declare the Loan, all accrued interest and all other amounts payable under this Agreement to be immediately due and payable, without presentment, demand, protest or further notice of any kind, all of which are expressly waived by the Borrower.

Section 6.2 Remedies Upon Default.

(1) Upon a declaration that the Loan is immediately due and payable pursuant to Section 6.1, the Lender may commence such legal action or proceedings as it, in its sole discretion, deems expedient, including, the commencement of enforcement proceedings under the Loan Documents all without any additional notice, presentation, demand, protest, notice of dishonour, entering into of possession of any property or assets, or any other action or notice, all of which are expressly waived by the Borrower.

(2) The rights and remedies of the Lender under the Loan Documents are cumulative and are in addition to, and not in substitution for, any other rights or remedies. Nothing contained in the Loan Documents with respect to the indebtedness or liability of the Borrower to the Lender, nor any act or omission of the Lender with respect to the Loan Documents shall in any way prejudice or affect the rights, remedies and powers of the Lender under the Loan Documents.

ARTICLE 7
MISCELLANEOUS

Section 7.1 Requirement for Shareholder Approval

(1) The Lender and the Borrower acknowledge that:

(a) the Borrower's Common Shares are listed on the Exchange;

(b) under Policy 4.1 of the Exchange, approval by an ordinary resolution of the holders of a listed issuer's Listed Shares (as defined in Policy 1.1 of the Exchange) is required prior to the issuance of securities of the issuer to a person which would result in that person (after giving effect to exercise of any warrants or the conversion of any convertible securities of the issuer held by such person) becoming a Control Person of the issuer (as defined in Policy 1.1) (such vote excluding the Listed Shares held by such person); and

(c) an exercise of the conversion rights contemplated by this Agreement may trigger such shareholder approval requirement, as such issuance may result in the Lender holding Common Shares of the Borrower and securities exercisable for or convertible into Common Shares of the Borrower which, after such exercise or conversion, would result in the Lender holding 20% or more of the Borrower's common shares.

(2) If requested by the Lender in good faith on the basis it reasonable believes it could become a Control Person of the issuer (as defined in Policy 1.1) on conversion of any convertible securities held by the Lender, the Borrower covenants and agrees to seek the shareholder approval required by section 1.12 of Policy 4.1 of the Exchange referred to in Section 7.1(1) above.

(3) The Lender covenants and agrees that unless and until such approval is obtained, it will not convert or exercise rights attaching to any securities of the Borrower or otherwise exercise any rights of conversion which it holds which would result in the Lender holding 20% or more of the Borrower's Common Shares.

Section 7.2 Permitted Senior Debt

The Lender agrees that upon the request of the Borrower, it will enter into an Intercreditor Agreement with any Qualified Lender providing Permitted Senior Debt.

Section 7.3 Short Positions

The Lender covenants and agrees with the Borrower that, for so long as there are any outstanding Loan Obligations, it and its Affiliates will not, directly or indirectly, hold any "short positions", or enter into any forward contract, equity swap, put, call, collar, or similar transaction, on any securities of the Borrower or any of its successors, including without limitation the Common Shares.

Section 7.4 Amendments, etc.

No amendment or waiver of any provision of any of the Loan Documents, nor consent to any departure by the Borrower, the Lender or any other Person from such provisions, is effective unless in writing and approved by the parties thereto. Any amendment, waiver or consent is effective only in the specific instance and for the specific purpose for which it was given.

Section 7.5 Waiver.

(1) No failure on the part of the Lender to exercise, and no delay in exercising, any right under any of the Loan Documents shall operate as a waiver of such right; nor shall any single or partial exercise of any right under any of the Loan Documents preclude any other or further exercise of such right or the exercise of any other right.

(2) Except as otherwise expressly provided in this Agreement, the covenants, representations and warranties shall not merge on and shall survive the Initial Advance and, notwithstanding such Initial Advance or any investigation made by or on behalf of any party to this Agreement, shall continue in full force and effect. The closing of this transaction shall not prejudice any right of one party against any other party in respect of anything done or omitted under this Agreement or in respect of any right to damages or other remedies.

Section 7.6 Evidence of Funded Debt.

The indebtedness of the Borrower shall be evidenced by the records of the Lender which shall constitute *prima facie* evidence of such indebtedness.

Section 7.7 Notices, etc.

Any notice, direction or other communication to be given under this Agreement shall, except as otherwise permitted, be in writing and given by delivering it or sending it by facsimile or other similar form of recorded communication addressed:

(a) to the Lender at:

Suite 1570, 1111 West Georgia Street
Vancouver, British Columbia
V6E 4M3

Attention:	David Bell
Telephone:	[REDACTED - PERSONAL INFORMATION]
Email:	[REDACTED - PERSONAL INFORMATION]
With a copy to:	Jason Collins [REDACTED - PERSONAL INFORMATION]

(b) to the Borrower at:

Metalla Royalty & Streaming Ltd.
543 Granville Street, Suite 501
Vancouver, British Columbia
V6C 1X8

Attention:	Brett Heath
Telephone:	[REDACTED - PERSONAL INFORMATION]

Email: [REDACTED – PERSONAL INFORMATION]

Any such communication shall be deemed to have been validly and effectively given if (i) personally delivered, on the date of such delivery if such date is a Business Day and such delivery was made prior to 4:00 p.m. (Vancouver time), otherwise on the next Business Day, or (ii) transmitted by facsimile, email or similar means of recorded communication on the Business Day following the date of transmission. Any party hereto may change its address for service from time to time by notice given in accordance with the foregoing and any subsequent notice shall be sent to that party at its changed address.

Section 7.8 Taxes, Gross-up.

The Borrower will be entitled, if required by applicable law, to deduct or withhold any taxes from or in respect of any amount payable by the Borrower to the Lender under the Loan Documents, and the Borrower will remit any amount so deducted or withheld to the relevant taxing authority. The Borrower shall be required to gross-up its payments to the Lender to match the amount deducted or withheld unless the withholding arises as a consequence of the Lender becoming a non-resident of Canada for purposes of the *Income Tax Act* (Canada).

Section 7.9 Lender Observer.

The Lender shall, until the Loan Obligations have been paid in full, be entitled to have one individual who is reasonably acceptable to the Borrower (the "**Lender Observer**") to attend and participate (but not vote) at all formally called meetings (in person and teleconference) of the Board of Directors for the Borrower in a non-voting capacity; provided, that the Board of Directors reserves the right to exclude the Lender Observer from any meeting or portion thereof and to withhold any information or materials from the Lender Observer if attendance at such meeting or portion thereof or delivery of such information would (i) affect the attorney-client privilege of the Borrower and its Subsidiaries, or (ii) result in a conflict of interest; provided, further however, that in any event, the Lender Observer shall receive notice of (A) the occurrence of such meeting at the same time as the Board of Directors of Borrower and (B) the exclusion of such materials (but not the substance thereof). The Lender Observer shall be sent notices of meetings of the Board of Directors of the Borrower and provided with copies of all other materials provided to the Board of Directors including material relating to financial performance review, business proposals and budgets of the Borrower, at the same time as such documents are sent to the Board of Directors. For as long as any Loan Obligations remain outstanding, the Lender Observer shall also receive copies of minutes of such meetings of the Board of Directors of the Borrower and of all resolutions passed by the Board of Directors at such meetings, promptly following such meetings being held or resolutions being

passed, as the case may be, which minutes and resolutions may be redacted consistent with the foregoing terms of this Section 7.9. The Lender Observer shall not be entitled to receive director fees or other additional compensation unless otherwise agreed to by the Borrower (e.g. for special projects or initiatives) nor shall the Lender Observer be reimbursed by the Borrower for any out of pocket, travel and accommodation and subsistence expenses incurred in connection with attending any meeting of the Board of Directors of the Borrower. At the request of the Borrower, and as a condition to the rights conferred on the Lender Observer, the Lender Observer shall execute an agreement in a form reasonably acceptable to the Borrower and the Lender requiring the Lender to hold in confidence and trust and to act in a fiduciary manner with respect to all information received during or in connection with such meetings, or otherwise.

Section 7.10 Information Rights.

For the term of the Loan, the Borrower shall provide the Lender with reasonable and timely access to such books, records, financial information, contracts and technical reports as the Lender requests.

Section 7.11 Confidentiality, Announcements.

(1) The terms of the Loan Documents shall remain confidential unless required to be disclosed by law or the policies of the Exchange.

(2) The Borrower and Lender must agree, acting reasonably, on the form and content of all public announcements regarding the Loan, provided, however, that the foregoing shall not prohibit the Borrower from making any public announcements in order to comply with the timeframes prescribed by applicable law or the policies of the Exchange or disclosing any content in a public announcement if it is required by law or the policies of the Exchange to make such public announcement or disclose such content.

Section 7.12 Costs, Expenses and Indemnity

(1) The Borrower shall pay the reasonable actual out of pocket costs of the Lender up to [REDACTED – COMMERICALLY SENSITIVE INFORMATION](which for greater certainty shall be inclusive of any disbursements and taxes) in respect of (i) the Lender's due diligence in connection with the Loan and the transactions and parties contemplated herein, and (ii) the negotiation, preparation, implementation and registration of the Loan Documents, in each case whether or not the Loan Documents are signed, and whether or not the transaction contemplated in this Agreement are completed, provided that the Borrower shall not be required to reimburse Lender for costs in the event that the transaction is not completed solely as a result of Lender's failure to complete the transaction. If the transaction is realized and there is a disbursement, the costs hereunder shall be deducted from the first disbursement.

(2) The Borrower shall, whether or not the transactions contemplated in this Agreement are completed, indemnify and hold the Lender and its officers, directors, employees and agents (each a "**Lender Indemnified Person**") harmless from, and shall pay to such Lender Indemnified Person on demand any amounts required to compensate the Lender Indemnified Person for, any claim or loss suffered by, imposed on, or asserted against, the Lender Indemnified Person as a result of, connected with or arising out of (i)) the preparation, execution and delivery of, preservation of rights under, enforcement of, or refinancing, renegotiation or restructuring of, the Loan Documents and any related amendment, waiver or consent, (ii) any advice of counsel as to the rights and duties of the Lender with respect to the administration of the Loan, the Loan Documents or any transaction contemplated under the Loan Documents, (ii) a default (whether or not constituting a Default or an Event of Default) by the Borrower under any of the Loan Documents, (iii) any proceedings brought against the Lender Indemnified Person due to its entering into of any of the Loan Documents and performing its obligations under the Loan Documents, and (iv) the presence at, on or under or the discharge or likely discharge of contaminants from any of the properties now or previously used by the Borrower or any of the Subsidiaries, or the breach by or non-compliance with any environmental law by the Borrower or any of the Subsidiaries, except to the extent that any of the foregoing are caused by the gross negligence or wilful misconduct of the Lender Indemnified Person.

(3) The provisions of this Section 7.12 shall survive the termination of this Agreement and the repayment of the Loan and all obligations hereunder. The Borrower acknowledges that neither its obligation to indemnify nor any actual indemnification by it of the Lender or any other Indemnified Person in respect of such Person's losses for the legal fees and expenses shall in any way affect the confidentiality or privilege relating to any information communicated by such Person to its counsel.

Section 7.13 Successors and Assigns.

(1) This Agreement shall become effective when executed by the Borrower and the Lender and after that time shall be binding upon and enure to the benefit of the Borrower and the Lender and their respective successors and permitted assigns.

(2) Neither party shall have the right to assign its rights or obligations under the Loan Documents or any interest in the Loan Documents, including by merger, consolidation, dissolution, operation of law, or any other manner without the prior written consent of the other party; Provided that the Lender may assign any or all of its rights or obligations under the Loan Documents to any Affiliate

of the Lender without the need for any consent of, but with prior notice to, the Borrower provided that such Affiliate of the Lender agrees in writing to be bound by the terms of the Loan Documents. Any purported assignment of this Agreement or any parts thereof in violation of this Agreement shall be void and of no effect.

Section 7.14 Right of Set-off.

Upon the occurrence and during the continuance of any Event of Default, the Lender is authorized at any time and from time to time, to the fullest extent permitted by law (including general principles of common-law), to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by it to or for the credit or the account of the Borrower against any and all of the obligations of the Borrower under any of the Loan Documents, irrespective of whether or not the Lender has made demand under any of the Loan Documents and although such obligations may be unmatured or contingent. If an obligation is unascertained, the Lender may, in good faith, estimate the obligation and exercise its right of set-off in respect of the estimate, subject to providing the Borrower with an accounting when the obligation is finally determined. The Lender shall promptly notify the Borrower after any set-off and application is made by it, provided that the failure to give notice shall not affect the validity of the set-off and application. The rights of the Lender under this Section 7.14 are in addition to other rights and remedies (including all other rights of set-off) which the Lender may have.

Section 7.15 Governing Law.

This Agreement shall be governed by and interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. The courts of British Columbia and the federal court of Canada have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement.

Section 7.16 Counterparts.

This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall be deemed to constitute one and the same instrument.

[signature page follows]

IN WITNESS WHEREOF the parties have executed this Agreement.

BEEDIE INVESTMENTS LIMITED

By: *"David Bell"*

Authorized Signing Officer

METALLA ROYALTY & STREAMING LTD.

By: *" Brett Heath"*

Authorized Signing Officer

SCHEDULE 1

[ON LETTERHEAD OF BORROWER]

To: •

From: •

Attention: •

Date: •

We refer to the Convertible Loan Agreement dated • between • AND • (the "**Agreement**"). This is a Draw Request in accordance with Section 2.2 of the Agreement. (Terms defined in the Agreement have the same meaning when used in this Draw Request).

1) We give you notice that we wish to draw funds on • or if that is not a Business day, the next Business Day (Funding Date);
2) The aggregate amount to be drawn is CAD • (the "**Advance**");
3) We request that on the Funding Date the Advance be remitted to the following bank account: •;
4) We represent and warrant that:
    a. no Material Adverse Effect is subsisting or will result from the provision of the Advance;
    b. all relevant Conditions Precedent to the Advance under Section **[3.1]]/[3.2]** have been satisfied;
    c. The proceeds of the Advance are to be used in accordance with Section 2.4 of the Agreement
5) This Draw Request is irrevocable.

Duly authorised on behalf of • by

Name:

Title: ______________________________

SCHEDULE 2

MATERIAL AGREEMENTS

[REDACTED – COMMERICALLY SENSITIVE INFORMATION]